UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Invitation to purchase securities for cash: Update - 20 December 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 20, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date:  December 20, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

20 December 2011

BARCLAYS BANK PLC INVITATION TO PURCHASE SECURITIES FOR CASH: ANNOUNCEMENT OF EARLY TENDER RESULTS

On 5 December 2011, Barclays Bank PLC (the "Issuer"), on behalf of the Issuer and any subsidiary or associated undertaking of the Issuer (together with the Issuer, the "BGp Companies"), invited holders of certain Securities (as set out in the table below) issued by the Issuer to tender up to £2,500,000,000 of such Securities for purchase by the relevant BGp Company (the "Offers"), subject to applicable offer and distribution restrictions.

Further to such invitation and further to the announcement by the Issuer, on behalf of the BGp Companies, dated 16 December 2011 amending the indicative timetable relating to the Offers, the Issuer, on behalf of the BGp Companies,  hereby informs holders that, as of the Early Tender Deadline for the Offers (as amended, being 5.00 p.m. (New York City time) on Monday, 19 December 2011), the aggregate principal amount of each series of Securities validly tendered and to be accepted for purchase is as set out in the table below, and each such holder is entitled to receive on the Early Settlement Date, 22 December 2011, the Early Tender Consideration plus any Accrued Interest Payment.

The Offers - Results as at the Early Tender Deadline

Acceptance Priority Level	Title of Security	CUSIP Numbers	ISIN Numbers	Principal Amount Outstanding	Aggregate principal amount accepted for purchase
1	US$1,000,000,000 6.86 per cent. Callable Perpetual Core Tier One Notes	06738CAG4	XS0155141830 / US06738CAG42	US$1,000,000,000	US$318,967,000
2	£500,000,000 5.3304 per cent. Step-up Callable Perpetual Reserve Capital Instruments	-	XS0248675364	£500,000,000	£413,713,000
3	£400,000,000 6 per cent. Callable Perpetual Core Tier One Notes	-	XS0150052388	£400,000,000	£309,499,000
4	£500,000,000 6.3688 per cent. Step-up Callable Perpetual Reserve Capital Instruments	-	XS0305103482	£500,000,000	£403,100,000
5	US$1,350,000,000 5.926 per cent. Step-up Callable Perpetual Reserve Capital Instruments	06739FEY3	XS0269453139 / US06739FEY34	US$1,350,000,000	US$816,936,000
6	US$1,250,000,000 7.434 per cent. Step-up Callable Perpetual Reserve Capital Instruments	06739GAD1	XS0322792010 / US06739GAD16	US$1,250,000,000	US$903,035,000

The Issuer also informs holders that the relevant Purchaser of Sterling Securities validly tendered and to be accepted for purchase shall be Barclays GBP Funding LLP and the relevant Purchaser of Dollar Securities validly tendered and to be accepted for purchase shall be Barclays USD Funding LLP. Each Purchaser intends to accept all relevant Securities validly offered for purchase, subject, inter alia, to the Holders having offered for purchase the relevant Minimum Denomination of Securities.  There will be no adjustments for acceptances on a pro-rata basis.

All Securities purchased pursuant to the Offers will not be reissued or resold.

Holders still wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the relevant Tender Agent by the Expiration Deadline (as amended, being 11.59 p.m. (New York City time) on 4 January 2012). Holders who validly tender their securities after the Early Tender Deadline but prior to the Expiration Deadline will not receive the Early Tender Premium.

The Offers remain on the terms and subject to the conditions and restrictions set out in the tender offer memorandum dated 5 December 2011 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
Tel:       +44 (0)20 7773 8990
Attention: Liability Management Group
Email: liability.management@barcap.com

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
Telephone: +1 (212) 528-7581
Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: liability.management@barcap.com

The Tender Agents

In respect of the Sterling Securities

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Tel:       +44 (0)20 7704 0880
Fax:      +44 (0)20 7067 9098
Attention: Thomas Choquet / Yves Theis
Email: barclays@lucid-is.com

In respect of the Dollar Securities

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
Banks and Brokers Call: +1 (212) 430-3774
Toll Free Number: +1 (866) 937-2200
Attention: Corporate Actions
Email: Info@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the relevant Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0)20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0)20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0)20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.  This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers.  None of the BGp Companies, the Dealer Manager, the Tender Agents, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Securities (and tenders of Securities for purchase pursuant to the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the BGp Companies in such jurisdiction.

In addition, each Holder participating in the Offers will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum.  Any tender of Securities for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the "Relevant Persons"). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

Belgium (in respect of the US$1,000,000,000 6.86 per cent. Callable Perpetual Core Tier One Notes and the £400,000,000 6 per cent. Callable Perpetual Core Tier One Notes only)

Neither this announcement, the Tender Offer Memorandum nor any other document or material relating to the Offers have been submitted for approval to the Belgian Financial Services and Markets Authority and, accordingly, the Offers may not be made in Belgium by way of a public offer, as defined for the purposes of the Belgian law of 1 April 2007 on public takeover bids.  The Offers are consequently addressed in Belgium exclusively to, and may only be accepted by, holders who are qualifying investors within the meaning of Article 10 of the law of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on regulated markets, or who can otherwise make the representation set out in the Tender Offer Memorandum.

Accordingly, the information contained in the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France").  Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offers.  The Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4, letter b) of CONSOB Regulation No. 11971 of 14 May 1999 (the "Issuer's Regulation"), as amended.

Holders, or beneficial owners of the Securities can tender some or all of their Securities pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.